SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


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          In the Matter of
 Alliant Energy Corporation, et al.           CERTIFICATE
                                              PURSUANT TO
          File No. 70-9597                      RULE 24

(Public Utility Holding Company Act
              of 1935)
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           This Certificate of Notification (the "Certificate") is
filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding
Company Act of 1935, as amended (the "Act"), and its wholly-owned public-utility subsidiary companies, Wisconsin Power and Light Company, IES Utilities Inc., and Interstate Power Company (collectively, the "Operating Companies"), in connection with the transactions proposed in the Form U-1 Application-Declaration, as amended, of Alliant Energy and the Operating Companies in File
No. 70-9597. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated March 30, 2001 (the "Order"). Alliant Energy and the Operating
Companies hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

           i. On April 30, 2001, in accordance with the terms and conditions of the Order, each Operating Company became the sole member of a special purpose limited liability company (each, an "SPE") formed to facilitate the sale of customer accounts receivable ("Receivables") by such Operating Company;

           ii. The SPEs became the members of a special purpose limited liability company (referred to as "NewCo") formed to aggregate the separate Receivables programs of each of the Operating Companies;

           iii. The SPEs and NewCo entered into various
Receivables purchase and sales agreements with each other and with Ciesco, L.P. and Citibank N.A. (the "Financing Parties"); and

           iv. Alliant Energy entered into the Alliant Energy Agreement, under which it has guaranteed certain obligations of the Operating Companies, the SPEs and NewCo in favor of the Financing Parties and Citicorp North America, Inc., as agent.

           Included herewith as Exhibit F-1 is a "past tense" opinion of counsel.

                         S I G N A T U R E

           Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                          ALLIANT ENERGY CORPORATION
                          WISCONSIN POWER AND LIGHT COMPANY
                          IES UTILITIES INC.
                          INTERSTATE POWER COMPANY


                          By: s/ Edward M. Gleason
                          ---------------------------
                          Name:  Edward M. Gleason
                          Title: Vice President-Treasurer and
                                 Corporate Secretary




May 8, 2001